KEMET Corporation

2835 Kemet Way

Simpsonville, SC 29681

December 9, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Russell Mancuso
Joseph McCann

Re:	KEMET Corporation Registration Statement on Form S-4
(SEC File No. 333-170147), filed October 26, 2010

Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, KEMET Corporation (the “Issuer”), KEMET Electronics Corporation, KEMET Services Corporation, KRC Trade Corporation and The Forest Electric Company (collectively with the Issuer, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-170147), as amended (the “Registration Statement”), to 2:00 p.m. Eastern Time, on Monday, December 13, 2010 or as soon thereafter as practicable.  The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Registrants acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact H. Kurt von Moltke, P.C. or William R. Burke of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

KEMET Corporation

By:	/s/ Michael W. Boone
Name:	Michael W. Boone
Title:	Vice President and Treasurer

KEMET Electronics Corporation

By:	/s/ Michael W. Boone
Name:	Michael W. Boone
Title:	Vice President and Treasurer

KEMET Services Corporation

By:	/s/ Gerardo Limon
Name:	Gerardo Limon
Title:	Vice President, Secretary and Treasurer

KRC Trade Corporation

By:	/s/ Michael W. Boone
Name:	Michael W. Boone
Title:	Vice President, Treasurer and Director

The Forest Electric Company

By:	/s/ Michael W. Boone
Name:	Michael W. Boone
Title:	Secretary and Director

cc:                                 H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP

William R. Burke
Kirkland & Ellis LLP